BY - LAWS
of
Arkisys, Inc.

OFFICES
ARTICLE I.

Section 1.
Principal Office. The principal office of the corporation will be located at such place as the Board of Directors may from time to time determine or the business of the corporation may require.

Section 2.
Additional Offices. The corporation may also have offices and places of business at such other places as the Board of Directors may from time to time determine or the business of the corporation may require.

MEETINGS OF SHAREHOLDERS
ARTICLE II.

Section 1.
Place of Meetings. The annual meeting of the shareholders for the election of directors and all special meetings of shareholders for that or for any other purpose may be held in such place within or without the State of California as shall be stated in the notice of the meeting, or in a duly executed waiver of notice thereof.

Section 2.
Date of Annual Meetings. The annual meeting of shareholders shall be held within 75 days of the close of the accounting year of the corporation at such time and place as set by the Board of Directors shall, at which they shall elect a Board of Directors and transact such other business as may properly be brought before the meeting.

Section 3.
Notice of Annual Meeting. Written notice of the annual meeting, the place, date and hour of the meeting shall be given upon notice in the form prescribed in Article VI hereof to each shareholder entitled to vote thereat, not less than ten (10), nor more than sixty (60) days prior to the meeting.

Section 4.
Special Meetings. Special meetings of the shareholders, for any purpose or purposes, unless otherwise prescribed by statute or by the Certificate of Incorporation, may be called by the Chairman of the Board, if any, the President or the Board of Directors, and shall be called by the President or the Secretary at the request in writing of a majority of the Board of Directors, or at the request in writing of shareholders owning at least fifty percent (50%) in amount of the shares of stock of the corporation issued and outstanding and entitled to vote. Such request shall state the purpose or purposes of the proposed meeting.

Section 5.
Notice of Special Meeting. Written or oral notice of a special meeting of shareholders, stating the place, date and hour of the meeting, the purpose or purposes for which the meeting is called and at whose direction it is being issued, shall be given upon notice in the form prescribed in Article VI hereof to each shareholder entitled to vote thereat, not less than one (1) nor more than twenty (20) days prior to the meeting.

Section 6.
Quorum. Except at otherwise provided by the Certificate of Incorporation, the holders of a majority of the shares of stock of the corporation issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall be requisite for and shall constitute a quorum at all meetings of the shareholders for the transaction of business. If, however, such quorum shall not be perfect or represented at any meeting of the shareholders, the shareholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business as may be transacted which might have been transacted at the meeting as originally noticed.

Section 7.
Presiding Officer; Order of Business. Meetings of the stockholders shall be presided over by the Chairman of the Board, or, if he or she is not present, by the Chief Executive Officer, or if he or she is not present, by the President, or if he or she is not present, by a Vice-President, or if neither the Chairman of the Board nor the Chief Executive Officer nor the President or a Vice-President is present, by a chairman to be chosen by a majority of the shareholders entitled to vote at the meeting who are present in person or by proxy. The Secretary of the Corporation, or, in his or her absence, an Assistant Secretary, shall act as secretary of every meeting, but if neither the Secretary nor an Assistant Secretary is present, the shareholders present at the meeting shall choose any person present to act as secretary of the meeting.

The order of business shall be as follows:

I.	Call to order of meeting
ii.	Proof of notice of meeting
iii.	Reading of minutes of last previous annual meeting
iv.	Reports of officers
v.	Reports of committees
vi.	Election of directors
vii.	Miscellaneous business

Section 8.

Voting. At any meeting of the shareholders every shareholder having the right to vote shall be entitled to vote in person, or by proxy appointed by an instrument in writing subscribed by such shareholder. Except as otherwise provided by law or the Certificate of Incorporation, each shareholder of record shall be entitled to one vote for every share of such stock standing in his name on the books of the corporation. All elections shall be determined by a plurality vote, and except as otherwise provided by law or the Certificate of Incorporation, all other matters shall be determined by vote of a majority of the shares present or represented at such meeting and voting on such questions.

Section 9.

Proxies. Every proxy must be executed in writing by the shareholder or by his attorney-in-fact. No proxy shall be valid after the expiration of eleven (11) months from the date of its execution unless it shall have specified therein its duration. Every proxy shall be revocable at the pleasure of the person executing it or of his personal representatives or assigns, except in those cases where an irrevocable proxy is permitted by law.

Section 10.

Consents. Whenever by any provision of statute or of the Certificate of Incorporation or of these by-laws, the vote of shareholders at a meeting thereof is required or permitted to be taken in connection with any corporate action, the meeting and vote of shareholders may be dispensed with, if all the shareholders who would have been entitled to vote upon the action if such meeting were held shall consent in writing to such corporate action being taken.

Section 11.

List of Shareholders. A complete list of the shareholders of the Corporation entitled to vote at the ensuing meeting, arranged in alphabetical order, and showing the address of the number of shares owned by each shareholder shall be prepared by the Secretary, or other officer of the Corporation having charge of the Stock Transfer Books. This list shall be kept on file for a period of at least ten (10) days prior to the meeting at the registered office of the Corporation in the State of California and shall be subject to inspection during usual business hours by any shareholder. This list shall also be available at the meeting and shall be open to inspection by any shareholder at any time during the meeting. The original Stock Transfer Books shall be prima facie evidence of which shareholders are entitled to examine the list or to vote at any meeting of the shareholders.

Failure to comply with the requirements of this Section shall not affect the validity of any action taken at any meetings of the shareholders.

Section 12.

Action. Any action required or permitted to be taken by the Shareholders or any committee thereof may be taken without a meeting if all of the shareholders or committee adopt, or consent in writing to the adoption of, a resolution authorizing such action. The resolution and written consents thereto by the shareholders or committee shall be filed with the minutes of the Shareholders or committee. Any one or more shareholders, or any committee there may participate in a meeting of such board or committee by means of a conference telephone or similar means of communications equipment allowing all persons participating to hear each other at the same time. Participation by such method shall constitute presence in person at the meeting.

DIRECTORS
ARTICLE III.

Section 1.
Number; Tenure; Removal. The number of directors which shall constitute the entire board shall be fixed and may be altered by resolution adopted by a vote of a majority of the entire Board of Directors, or by the shareholders.

Directors shall be elected at the annual meeting of the shareholders, except as provided in Section 2 of this Article III, and each director shall be elected to serve until his successor has been elected and has qualified.

Any director may resign at any time. The Board of Directors may, by majority vote of all directors then in office, remove a director for cause.

Section 2.
Vacancies. If any vacancies occur in the Board of Directors by reason of the death, resignation, retirement, disqualification or removal from office of any director, or if any new directorships are created, all of the directors then in office, although less than a quorum, may, by majority vote, choose a successor or successors, or fill the newly created directorship, and the directors so chosen shall hold office until the next annual election of directors and until their successors shall be duly elected and qualified, unless sooner displaced; provided, however, that if in the event of any such vacancy, the directors remaining in office shall be unable, by majority vote, to fill such vacancy within thirty (30) days of the occurrence thereof, the President or the Secretary may call a special meeting of the shareholders at which a new Board of Directors shall be elected to serve until the next annual election of directors and until their successors shall be duly elected and qualified, unless sooner displaced.

MEETINGS OF THE BOARD
ARTICLE IV.

Section 1.
Place. The Board of Directors of the Corporation may hold meetings and take actions within or without the State in which the Corporation is incorporated.

Section 2.
Initial meeting. The initial meeting of the directors named by the Incorporator shall be held as such place and time as determined by vote of the majority of said named directors upon notice, or waiver thereof, as required for special meetings of the Board of Directors.

Section 3.
First Meetings. The first meeting of each newly elected Board of Directors shall be held at the same place as and immediately following the annual meeting of shareholders, and no notice of such meeting shall be necessary to the newly elected directors in order legally to constitute the meeting, provided a quorum shall be present. In the event such meeting is not held at the time and place so fixed, the meeting may be held at such time and place as shall be specified in a

notice given as hereinafter provided for special meeting of the Board of Directors, or as shall be specified in a written waiver signed by all of the directors.

Section 4.
Special Meetings. Special meetings of the board may be called by the Chairman of the Board, if any, or by the President or Vice President upon three days notice in the form prescribed in Article VI hereof . Special meetings shall be called by the Chairman, President, Vice President or Secretary in like manner and on like notice on the written request of two directors

Section 5.
Special Meetings. Special meetings of the board may be called by the Chairman of the Board, if any, or by the President or Vice President on five days' notice by mail or on one day's notice personally by telephone, fax or by telegram to each director; special meetings shall be called by the Chairman, President, Vice President or Secretary in like manner and on like notice on the written request of two directors.

Section 6.
Quorum. At all meetings of the board a majority of the entire Board of Directors shall constitute a quorum for the transaction of business, and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors, except as may be otherwise specifically provided by statute or by the Certificate of Incorporation. If a quorum shall not be present at any meeting of the Board of Directors either in person or by telephone conference call, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

Section 7.
Action. Any action required or permitted to be taken by the Board or any committee thereof may be taken without a meeting if all of the members of the Board or committee consent in writing to the adoption of a resolution authorizing such action. The resolution and written consents thereto by the members of the Board or committee shall be filed with the minutes of the proceeds of the Board or committee. Any one or more members of the Board of Directors or any committee there may participate in a meeting of such board or committee by means of a conference telephone or similar means of communications equipment allowing all persons participating to hear each other at the same time. Participation by such method shall constitute presence in person at the meeting.

Section 8.
Compensation. Each director shall be entitled to receive as compensation for his services such sum as shall from time to time be fixed by resolution of the Board, and each director shall be entitled to reimbursement for all traveling expenses incurred by him in attending any such meeting. Nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

Section 9.
Dividends. Subject always to provisions of law and the Certificate of Incorporation, the Board of Directors shall have full power to determine whether any, and, if so, what part, of the funds legally available for the payment of dividends shall be so declared and paid to the shareholders of the Corporation. The Board of Directors may fix a sum which may be set aside over and above

the paid-in capital of the Corporation for working capital or as a reserve for any proper purpose, and from time to time may increase, diminish, and vary this fund in the Board's absolute judgment and discretion.

COMMITTEES OF DIRECTORS
ARTICLE V.

Section 1.
Creation. The Board of Directors may, by resolution or resolutions adopted by a majority of the entire Board, designate one or more committees, each committee to consist of two or more of the directors, which, to the extent provided in said resolution or resolutions and within the limitations prescribed by statute, shall have and may exercise the powers of the Board of Directors in the management of the business and affairs of the corporation, and may have power to authorize the seal of the corporation to be affixed to all papers which may require it.

NOTICES
ARTICLE VI.

Section 1.
Form; Delivery. Notices to directors and shareholders shall be in writing or orally. Notice by mail shall be deemed to be given three days after the time when the same shall be deposited in the post office or a letter box, in a postpaid sealed wrapper, and shall be addressed to directors or shareholders at their addresses appearing on the records of the corporation, unless any such director or shareholder shall have filed with the Secretary of the corporation a written request that notices intended for him be mailed to some other address, in which case the notice shall be mailed to the address designated in such request. Notice to directors may also be given by personally and in writing by telephone, fax, email or by telegram and be effective upon receipt.

Section 2.
Waiver. Whenever a notice is required to be given by any statute, the Certificate of Incorporation or these by-laws, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated thereon, shall be deemed equivalent thereto.

OFFICERS
ARTICLE VII.

Section 1.
Officers. The officers of the corporation shall be a President, a Secretary, and a Treasurer. The Board of Directors may also elect a Chairman of the Board and may elect or appoint such other officers as it may determine. Any two or more offices may be held by the same person.

Section 2.
Term of Office; Removal. All officers shall hold office for such term as may be prescribed by the Board of Directors. Any officer elected or appointed by the board may be removed with or without cause at any time by the board.

Section 3.
Compensation. The compensation of all elected officers of the corporation shall be fixed by the

Board of Directors, and the compensation of appointed officers and agents shall either be so fixed or shall be fixed by officers thereunto duly authorized.

Section 4.
Vacancies. If the office of any officer becomes vacant for any reason, the Board of Directors may fill such vacancy. Any officer so appointed or elected by the board shall serve only until such time as the unexpired term of his predecessor shall have expired unless reelected or re-appointed.

Section 5.
The Chairman of the Board. If there be a Chairman of the Board of Directors, he shall preside at all meetings of the shareholders and directors and shall have such other powers and duties as may from time to time be assigned by the board.

Section 6.
The President. The President shall be the Chief Executive Officer of the corporation. In the absence of the Chairman of the Board, or if there be no Chairman, he shall preside at all meetings of the shareholders and directors. He shall be ex-officio a member of all standing committees, have general and active management and control of the business and affairs of the corporation subject to the control of the Board of Directors, and shall see that all orders and resolutions of the board are carried into effect. The President shall execute in the name of the corporation all deeds, bonds, mortgages, contracts, and other instruments requiring a seal, under the seal of the corporation, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the Board of Directors to some other officer or agent of the corporation.

Section 7.
The Vice President. The Vice President, if any, or, if there be more than one, the Vice Presidents, in the order of their seniority or in any other order determined by the board shall, in the absence or disability of the President, perform the duties and exercise the powers of the President, and shall generally assist the President and perform such other duties as the Board of Directors shall prescribe.

Section 8.
The Secretary. The Secretary shall attend all meetings of the board and all meetings of the shareholders and record all votes and the minutes of all proceedings in a book to be kept for that purpose and shall perform like duties for the standing committees when required. He shall give, or cause to be given, notice of all meetings of the shareholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or President, under whose supervision he shall act. He shall keep in safe custody the seal of the corporation and, when authorized by the board, affix the same to any instrument requiring it and, when so affixed, it shall be attested by his signature or by the signature of the Treasurer or an Assistant Secretary or Treasurer. He shall keep in safe custody the certificate books and stock bonds and such other books and papers as the board may direct and shall perform all other duties incident to the office of Secretary.

Section 9.
The Assistant Secretaries. The Assistant Secretaries, if any, in order of their seniority, shall, in the absence or disability of the Secretary, perform the duties and exercise the powers of the

Secretary and shall perform such other duties as the Board of Directors shall prescribe.

Section 10.

The Treasurer. The Treasurer shall have the care and custody of the corporate funds, and other valuable effects, including securities, and shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the corporation in such depositories as may be designated by the Board of Directors. The Treasurer shall disburse the funds of the corporation as may be ordered by the board, taking proper vouchers for such disbursements, and shall render to the President and directors, at the regular meetings of the board, or whenever they may require it, an account of all his transactions as Treasurer and of the financial condition of the corporation.

Section 11.

The Assistant Treasurer. The Assistant Treasurers, if any, in the order of their seniority, shall, in the absence or disability of the Treasurer, perform the duties and exercise the power of the Treasurer and shall perform such other duties as the Board of Directors shall prescribe.

Section 12.

The Controller. The Controller, if any, shall maintain adequate records of all assets, liabilities and transactions of the corporation and shall have adequate audits thereof currently and regularly made. In conjunction with other officers, he shall initiate and enforce measures and procedures whereby the business of the corporation shall be conducted with the maximum safety, efficiency and economy.

Section 13.

Voting of Securities. Unless otherwise ordered by the Board of Directors, the Chairman or the President shall have full power and authority on behalf of the corporation to vote in person or by proxy at any meetings of the stockholders of any corporation in which the Corporation may hold stock, and at any such meetings shall possess and may exercise any and all rights and powers incident to the ownership of such stock. The Board of Directors may, by resolution, from time to time confer like powers upon any other person(s).


SHARE CERTIFICATES
ARTICLE VIII.


Section 1.

Form; Signatures. The certificates for shares of the corporation shall be in such form as shall be determined by the Board of Directors and shall be numbered consecutively and entered in the books of the corporation as they are issued. Each certificate shall exhibit the registered holder's name and the number and class of shares, and shall be signed by the Chairman of the Board, President or a Vice President and the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary, and shall bear the seal of the corporation. In case any officer or officers who have signed shall cease to be such officer or officers of the corporation, whether because of death, resignation or otherwise, before such certificate or certificates have been delivered by such corporation, such certificate or certificates may nevertheless be issued and delivered as though the person or persons who signed such certificate or certificates had not ceased to be such officer or officers of the corporation.

Section 2.
Lost Certificates. The Board of Directors may direct a new share certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate to be lost or destroyed. When authorizing such issue of a new certificate or certificates, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost or destroyed certificate or certificates, or his legal representative, to advertise the same in such manner as it shall require and/or to give the corporation a bond on such sum as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost or destroyed.

Section 3.
Registered Shareholders. The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the State of California.

Section 4.
Record Date. For the purpose of determining the shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or to express consent to or dissent from any proposal without a meeting, or for the purpose of determining share-holders entitled to receive payment of any dividend or the allotment of any rights, or for the purpose of any other action affecting the interests of shareholders, the Board of Directors may fix, in advance, a record date. Such date shall not be more than ten (10) days nor less than ninety (90) days before the date of any such meeting, nor more than one (1) day prior to any other action. In each such case, except as otherwise provided by law, only such persons as shall be shareholders of record on the date so fixed shall be entitled to notice of, and to vote at, such meeting and any adjournment thereof, or to express such consent or dissent, or to receive payment of such dividend, or such allotment of rights, or otherwise to be recognized as shareholders for the related purpose, notwithstanding any registration of transfer of shares on the books of the corporation after any such record date so fixed.


GENERAL PROVISIONS
ARTICLE IX.


Section 1.
Checks. All checks or demands for money and notes of the corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

Section 2.
Fiscal Year. The fiscal year of the corporation shall be fixed by resolution of the Board of Directors.

Section 3.
Corporate Seal. The corporate seal shall have inscribed thereon the name of the corporation, the year of its organization and the words "Corporate Seal, Arkisys, Inc." The seal may be used by causing it or a facsimile thereof to be impressed, affixed, reproduced or otherwise.

Section 4.
Annual Reports. To the extent permitted by the laws of the State in which this corporation is incorporated, all requirements for Annual Reports to shareholders is hereby waived.

AMENDMENTS
ARTICLE X.

Section 1.
Power to Amend. The Board of Directors shall have the power to amend, alter, or repeal these by-laws, and to adopt new by-laws, from time to time, by an affirmative vote of a majority of the whole Board as then constituted, provided that notice of the proposal to make, alter, amend, or repeal the by-laws was included in the notice of the directors' meeting at which such action takes place. At the next shareholders' meeting following any action by the Board of Directors, the shareholders, by a majority vote of those present and entitled to vote, shall have the power to alter or repeal by-laws newly adopted by the Board of Directors, or to restore to their original status by-laws which the Board may have altered or repealed, and the notice of such shareholders' meeting shall include notice that the shareholders will be called on to ratify the action taken by the Board of Directors with regard to the by-laws.

Section 2.
Amendment Affecting Election of Directors. If any by-laws regulating an impending election of directors is adopted, amended or repealed by the board, there shall be set forth in the notice of the next meeting of shareholders for the election of directors the by-law so adopted, amended or repealed, together with a concise statement of the changes made.

INDEMNIFICATION
ARTICLE XI.

Indemnification of Directors and Officers. The Corporation shall indemnify each of its directors, officers, and employees whether or not then in service as such (and his or her executor, administrator, and heirs), against all reasonable expenses actually and necessarily incurred by him or her in connection with the defense of any litigation to which the individual may have been made a party because he or she is or was a director, officer, or employee of the Corporation. The individual shall have no right to reimbursement, however, in relation to matters as to which he or she has been adjudged liable to the Corporation for negligence or misconduct in the performance of his or her duties, or was derelict in the performance of his or her duty as director, officer or employee by reason of willful misconduct, bad faith, gross negligence or reckless disregard of the duties of his or her office or employment. The right to indemnity for expenses shall also apply to the expenses of suits which are compromised or settled if the court having jurisdiction of the matter shall approve such settlement.

The foregoing right of indemnification shall be in addition to, and not exclusive of, all rights to which such director, officer or employee may be entitled by law or otherwise.

SUPERSEDURE OF CONTRARY STATE LAW
ARTICLE XII.

It is the intention of the shareholders and directors that to the extent these Bylaws are contrary to the laws of the state in which its Articles of Incorporation have been filed, that the laws of that state, to the extent they are contrary to the provisions set forth herein, shall be controlling, and remaining, non-inconsistent provisions shall survive.

The undersigned Secretary of Arkisys, Inc. hereby certifies that the foregoing By-Laws of Arkisys, Inc. were properly adopted and approve by Action of the Board of Directors as permitted by the By-Laws of the corporation on Arkisys, Inc..

Dated: November 14, 2014

David Barnhart, Secretary